December 9, 2020

Securities and Exchange Commission

Division of Corporation Finance

Washington D.C. 20549

Mail Stop 3561

Attn: Mr. John Dana Brown

brownj@sec.gov

Re:	Opening Night Enterprises LLC

Post-Qualification Amendment No. 5 to Offering Statement on Form 1-A;

Filed December 10, 2020

File No. 024-10712

DELIVERED VIA E-MAIL

Dear Mr. Brown:

Thank you for your letter, dated November 24, 2020 with regard to post-qualification Amendment No. 4 to the above-referenced offering statement. We are now filing the fifth amended post-qualification offering statement in compliance with your letter’s instructions and direction and we are also providing this letter in response to certain comments, questions and points raised in your November 24, 2020 letter, as follows:

Management’s Discussion and Analysis – Page 33 – (1):

The first and only comment in your office’s November 24, 2020 letter stipulated that due to the issuer’s assertions in its most recently filed Form 1-A, which maintained that the issuer had successfully entered into option agreements with its initial three musicals, the issuer should “disclose the material terms of such agreements,” as per Item 7(a)(2) of Part II of Form 1-A, as those agreements seemingly enabled the company’s operations as described in the offering circular and therefore constituted material agreements of the issuer. In addition to the foregoing request for supplemental information, your office’s letter also requested that the issuer should file those agreements as supplemental exhibits with the revised Form 1-A, “or tell (the SEC) why (issuer) do(es) not believe they are required to be filed,” which such second request was followed by reference to Item 17(6) of Part III of Form 1-A.

In response to the November 24, 2020 letter’s request for supplemental information, the issuer has included in its revised, Post-Qualification Amendment No. 5 Form 1-A, additional discussions in the Management’s Discussion and Analysis section, offering more detail about the two initial option agreements with the underlying rights-holders of the musicals, of which there are now four rather than three as previously reported in the last, Form 1-A Post-Qualification Amendment No. 4. For each musical that will be featured in the series, two separate but interconnected sets of rights agreements exist, which are being filed herewith as a single exhibit for each musical (i.e., the two agreements for each musical are being filed as a single exhibit to this revised Form 1-A). The two agreements consist of: (I) an agreement that solely addresses the terms of exploitation of the Musicals on and for the live stage, entitled “Stage Production Rights Agreement”, and (II) another agreement that secures both the right to make the initial unscripted competition series and then also to reserves rights to exploit the musical’s underlying copyrights in various other ancillary media formats, including but not limited to motion picture and scripted television, that agreement is entitled “Musical Option and Purchase Agreement”) (see, Exhibits 6A, 6B, 6C and 6D).

The new text added to the Management’s Discussion and Analysis section of Post-Qualification Amendment No. 5, describes the material terms of those agreements, specifically, the duration and triggering mechanisms of the option terms and extensions, to help potential investors determine the security of the Company’s initial and primary third party intellectual property rights. The new material also discusses the general nature and scope of those rights (i.e., what the Company is able to do with the underlying rights of the musicals), more details about those rights can be found in the attached redacted agreements themselves, which now exist as exhibits to Form 1-A in accordance with Form 1-A’s Part III, Item 17(6) requirements.

Inclusion and Redaction of Material Contracts of Issuer as Exhibits to Form 1-A:

Per the requirements of Form 1-A, Part III, Item 17(6)(a), “material contracts” must be appended as exhibits to Form 1-A where they represent a “contract not made in the ordinary course of business (and) that is material to the issuer.” While these contracts are material to the issuer’s business, it is not clear whether they qualify as ones made “in the ordinary course of business,” as this is a somewhat unique business model the issuer is pursuing. However, analogous business models, such as for unscripted singer competition series’, routinely incorporate a form of underlying rights agreement with respect to their series’ performers. Moreover, any film or television deal would, in the ordinary course of its development, secure all necessary, analogous, third party underlying intellectual property rights, so, it could be said that the requested contracts are entered into in the “ordinary course of business” of the issuer. However, Form 1-A, Part III, Item 17(6)(b)(ii) provides a caveat to the “ordinary course of business” exclusion for those contracts entered into in the ordinary course of business of the issuer, but “upon which the issuer’s business is substantially dependent.” As the aforementioned contracts are essential to ensuring the issuer can both make and exploit the series containing the musicals and then also seek to derive revenue from exploitation of those musicals and their underlying rights in ancillary markets and media following the conclusion of the initial series, the contracts may be deemed ones upon which the issuer’s business is “substantially dependent,” and therefore contracts which must be disclosed.

Please note that the two primary material contracts, the Stage Production Rights Agreements and the Musical Option and Purchase Agreements (see, Exhibits 6A, 6B, 6C and 6D), attached as exhibits to Form 1- A Post-Qualification Amendment No. 5, have been redacted in accordance with Regulation S-K, Item 601(b)(10)(iv), which provides, in relevant part, that the “registrant may redact provisions or terms of exhibits required to be filed… if those provisions or terms are both not material and would likely cause competitive harm to the registrant if publicly disclosed.” The redacted portions of the two agreements appended as exhibits to Form 1-A Post-Qualification Amendment No. 5, consist of descriptions of specific types and amounts of consideration being given to the musical’s rights-holders in exchange for company’s exclusive right to exploit each of the musicals in different forms of media, including different types of splits, dollar amounts, and how to calculate those amounts and splits and from which pools of revenue they derive.

Disclosure of Redacted Information would Create Competitive Harm to Issuer:

In general, the consideration that is being given to the musical rightsholders in exchange for each form of exploitation are within typical industry parameters, though generally on the lower end of the scale. The ability of the issuer to negotiate with musical authors for exclusive access to ancillary rights at the low end of, or below, going market rates was the beneficial tradeoff that the issuer secured in exchange for the large sums that it would be investing into the promotion and publicity of the musicals and their authors via creation and exploitation of the initial series. The favorable rates were also likely influenced by the bargaining leverage that the issuer gained as a result of the collapse of the live theater market in the wake of the COVID-19 pandemic which shutdown Broadway and most other major regional theater venues throughout the theater-going world. If the actual rates and terms of payment were made publicly available, it would create a serious competitive disadvantage for the issuer in its future negotiations with exhibitors and distributors of the ancillary media projects to whom the issuer would look for its primary or total financing of those projects and in negotiating its terms of distribution of projects that were self-financed. Such disclosures would reveal to third party theatrical exhibition, motion picture, television and other companies, such as studios, television networks and other potential financier-distributors, the issuer’s core costs of development and production of the ancillary media properties, thereby enabling those studios, networks and other distributors to lowball their purchase and license offer prices. This, in turn, would affect potential profits of both the issuer and its investors.

In addition to the foregoing, the publication of the redacted information would enable new competitors to emerge and outbid the issuer for the best projects in future seasons of the series after the issuer had undertaken considerable risk and effort to establish the market for this type of program. Even if no new competitors emerged in following seasons, the publication of the redacted information would still handicap the issuer’s ability to negotiate the best possible rates with future musical rightsholders on future seasons of the series.

The Redacted Information is not Material:

The redacted information consist of the prices to be paid to each musical’s rights-holders in the event that the issuer wanted to create ancillary media properties based on those underlying rights. However, with the exception of live stage productions of the musicals, the financing for the ancillary media properties would be coming from outside third parties, such as studios, television networks, large veteran production companies and private individuals. Accordingly, the redaction of the information pertaining to the prices to be paid to secure such future project rights would affect those third party financiers, and not the issuer or its investors, and would, therefore, have no material bearing on the security or use of a potential investor’s investment in the issuer.

While the issuer plans to use a portion of the offering funds to finance live stage productions of one or more of the musicals, the total costs of those productions, including prices paid for the rights (i.e., the information that was redacted from the exhibits), is already included under the projected budget caps described in Form 1-A at USE OF PROCEEDS TO ISSUER in the table entitled “OPENING NIGHT – MUSICAL production Budget Worksheet”. So, even in the case of the live stage productions, the redaction of the information has not materially affect the potential investors or their abilities to make informed decisions regarding the proposed investment in the issuer.

In conclusion, our firm believes that the SEC’s requests for additional information and accompanying material contract exhibits are now addressed by the new information provided in Form 1-A Post-Qualification Amendment No. 5, along with the new corresponding redacted exhibits filed as Exhibits 6A, 6B, 6C and 6D thereto. Accordingly, we ask that the SEC please re-qualify the company’s offering.

Very truly yours,

By: /s/Ryan J. Lewis               .

Ryan J. Lewis, Esq.

207 W. 25th Street, 6th Floor

New York, NY 10001

t. (212) 966-6700

f. (212) 966-6051

ryan@rlalaw.net